INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Constellium SE Unaudited Condensed Interim Consolidated Financial Statements at June 30, 2020 and 2019, and for the six months ended June 30, 2020 and 2019.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Revenue	3	1,031	1,538	2,468	3,074
Cost of sales		(962)	(1,356)	(2,246)	(2,748)
Gross profit		69	182	222	326
Selling and administrative expenses		(57)	(70)	(123)	(138)
Research and development expenses		(7)	(12)	(20)	(24)
Restructuring costs	20	(11)	(1)	(11)	(1)
Other gains / (losses) - net	5	5	(30)	(63)	(14)
(Loss) / income from operations		(1)	69	5	149
Finance costs - net	7	(42)	(43)	(87)	(89)
Share of income of joint-ventures		—	—	—	5
(Loss) / income before income tax		(43)	26	(82)	65
Income tax benefit / (expense)	8	11	(9)	19	(24)
Net (loss) / income		(32)	17	(63)	41
(Loss) / income attributable to:
Equity holders of Constellium		(33)	16	(64)	39
Non-controlling interests		1	1	1	2
Net (loss) / income		(32)	17	(63)	41
Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Basic	9	(0.24)	0.12	(0.46)	0.29
Diluted	9	(0.24)	0.11	(0.46)	0.28
The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net (loss) / income		(32)	17	(63)	41
Other comprehensive loss
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations		(35)	(34)	(41)	(62)
Income tax on remeasurement on post-employment benefit obligations		10	8	9	15
Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	18	5	2	—	(5)
Net investment hedges	18	—	5	—	4
Income tax on hedges		(2)	—	—	2
Currency translation differences		(2)	(6)	(2)	(1)
Other comprehensive loss		(24)	(25)	(34)	(47)
Total comprehensive loss		(56)	(8)	(97)	(6)
Attributable to:
Equity holders of Constellium		(57)	(9)	(98)	(8)
Non-controlling interests		1	1	1	2
Total comprehensive loss		(56)	(8)	(97)	(6)
The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	10	378	184
Trade receivables and other	11	451	474
Inventories	12	635	670
Other financial assets	17	22	22
		1,486	1,350
Non-current assets
Property, plant and equipment	13	2,031	2,056
Goodwill	14	456	455
Intangible assets	14	68	70
Investments accounted for under the equity method		1	1
Deferred income tax assets		222	185
Trade receivables and other	11	74	60
Other financial assets	17	9	7
		2,861	2,834
Total Assets		4,347	4,184
Liabilities
Current liabilities
Trade payables and other	15	1,003	999
Borrowings	16	102	201
Other financial liabilities	17	45	35
Income tax payable		20	14
Provisions	20	29	23
		1,199	1,272
Non-current liabilities
Trade payables and other	15	19	21
Borrowings	16	2,434	2,160
Other financial liabilities	17	30	23
Pension and other post-employment benefit obligations	19	715	670
Provisions	20	99	99
Deferred income tax liabilities		25	24
		3,322	2,997
Total Liabilities		4,521	4,269
Equity
Share capital	22	3	3
Share premium	22	420	420
Retained deficit and other reserves		(609)	(519)
Equity attributable to equity holders of Constellium		(186)	(96)
Non controlling interests		12	11
Total Equity		(174)	(85)
Total Equity and Liabilities		4,347	4,184
The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(64)	(64)	1	(63)
Other comprehensive loss	—	—	(32)	—	(2)	—	—	(34)	—	(34)
Total comprehensive (loss) / income	—	—	(32)	—	(2)	—	(64)	(98)	1	(97)
Transactions with equity holders
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At June 30, 2020	3	420	(209)	(10)	2	61	(453)	(186)	12	(174)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	39	39	2	41
Other comprehensive (loss) / income	—	—	(47)	1	(1)	—	—	(47)	—	(47)
Total comprehensive (loss) / income	—	—	(47)	1	(1)	—	39	(8)	2	(6)
Transactions with equity holders
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At June 30, 2019	3	420	(176)	(7)	2	44	(409)	(123)	10	(113)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non-controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)
Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15
Transactions with equity holders
Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2020	Six months ended June 30, 2019
Net (loss) / income		(63)	41
Adjustments
Depreciation, amortization and impairment	13, 14	137	117
Finance costs - net	7	87	89
Tax (benefit) / expense	8	(19)	24
Share of income of joint-ventures		—	(5)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net		11	(17)
Losses on disposal	5	—	2
Other - net		13	6
Interest paid		(73)	(78)
Income tax paid		18	(11)
Change in trade working capital
Inventories		35	24
Trade receivables		7	(29)
Trade payables		(18)	104
Margin calls		—	5
Change in provisions and pension obligations		2	(15)
Other working capital		15	3
Net cash flows from operating activities		152	260
Purchases of property, plant and equipment	4	(98)	(130)
Acquisition of subsidiaries net of cash acquired		—	(83)
Proceeds from disposals, net of cash		1	1
Other investing activities		—	(4)
Net cash flows used in investing activities		(97)	(216)
Proceeds from issuance of Senior Notes	16	290	—
Repayment of Senior Notes	16	(200)	—
Proceeds from French loan	16	180	—
Proceeds from Swiss credit facility	16	18	—
Lease repayments	16	(17)	(70)
(Repayments) / proceeds from U.S. revolving credit facility and other loans	16	(124)	76
Payment of deferred financing costs		(9)	—
Transactions with non-controlling interests		—	(2)
Other financing activities		2	—
Net cash flows from financing activities		140	4
Net increase in cash and cash equivalents		195	48
Cash and cash equivalents - beginning of year		184	164
Effect of exchange rate changes on cash and cash equivalents		(1)	1
Cash and cash equivalents - end of period	10	378	213
The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 28 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 12,400 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Statement of compliance
The Unaudited Condensed Interim Consolidated Financial Statements present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the six months ended June 30, 2020 and 2019; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity at June 30, 2020 and December 31, 2019. They are prepared in accordance with IAS 34 - Interim Financial Reporting and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures required in the Consolidated Financial Statements. They should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2019, which were authorized for issue by the Board of Directors on March 9, 2020.
These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by management on July 21, 2020.
2.2 Basis of preparation
In accordance with IAS 1 - Presentation of Financial Statements, the Unaudited Condensed Interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The Group's financial position, its cash flows, liquidity position and borrowing facilities are described in the Unaudited Condensed Interim Consolidated Financial Statements in NOTE 10 - Cash and Cash Equivalent, NOTE 16 - Borrowings and NOTE 18 - Financial Risk Management.
The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants. Management considers that this assumption is not invalidated by the Group’s negative equity at June 30, 2020.
The accounting policies adopted in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2019, except for the application of the effective tax rate in accordance with IAS 34 - Interim Financial Reporting.

2.3 Application of new and revised IFRS
Several amendments and interpretations apply for the first time in 2020, but do not have any impact on the Unaudited Condensed Interim Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.
2.4 Presentation of the operating performance of each operating segment and of the Group
In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
2.5 Principles governing the preparation of the Unaudited Condensed Interim Consolidated Financial Statement
The following table summarizes the main exchange rates used for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements:

Foreign exchange rate for 1 Euro		Six months ended June 30, 2020	At June 30, 2020	Six months ended June 30, 2019	At December 31, 2019
		Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1018	1.1198	1.1297	1.1234
Swiss Francs	CHF	1.0641	1.0651	1.1294	1.0854
Czech Koruna	CZK	26.2970	26.7400	25.6842	25.4080
Presentation of financial statements
The Unaudited Condensed Interim Consolidated Financial Statements are presented in millions of Euros, except Earnings per share, which is presented in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
2.6 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of financial statements requires to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Unaudited Condensed Interim Consolidated Financial Statements. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.
In preparing these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended December 31, 2019.  The Group reviewed these significant assumptions and estimates in light of the uncertainty associated with the Covid-19 downturn and its potential impact on the global economy and its business. The Group believes that the accounting assumptions and estimates used in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements at and for the period ended June 30, 2020 are appropriate.

However, there remains considerable uncertainty with respect to the duration of the crisis and its potential impact on the overall economy and our business and there can be no guarantee that our assumptions will materialize or that actual results will not differ materially from estimates.
In addition, in accordance with IAS 34, the Group applied, in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, a projected tax rate for the full year of 2020.
NOTE 3 - REVENUE
3.1 Disaggregation of revenue
The following table presents our revenue by product line:

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Packaging rolled products	456	568	980	1,116
Automotive rolled products	88	209	281	439
Specialty and other thin-rolled products	20	42	52	90
Aerospace rolled products	142	224	365	429
Transportation, Industry and other rolled products	105	148	231	310
Automotive extruded products	96	199	295	387
Other extruded products	124	148	264	303
Total Revenue	1,031	1,538	2,468	3,074
The following table presents our revenue by destination of shipment:

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
France	67	154	188	306
Germany	192	339	479	678
United Kingdom	39	49	108	99
Switzerland	15	18	27	38
Other Europe	201	286	476	555
United States	413	600	974	1,164
Canada	7	9	24	27
Asia and Other Pacific	61	68	118	137
All Other	36	15	74	70
Total Revenue	1,031	1,538	2,468	3,074
Revenue is recognized at a point in time, except for certain products representing less than 1% of total revenue with no alternative use for which we have a right to payment.

NOTE 4 - OPERATING SEGMENT INFORMATION
Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 - Summary of Significant Accounting Policies) on that basis.
4.1 Segment Revenue

	Three months ended June 30, 2020			Three months ended June 30, 2019			Six months ended June 30, 2020			Six months ended June 30, 2019
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	565	(1)	564	821	(2)	819	1,317	(4)	1,313	1,649	(4)	1,645
A&T	250	(3)	247	383	(11)	372	609	(13)	596	761	(22)	739
AS&I	222	(2)	220	347	—	347	564	(5)	559	691	(1)	690
Holdings & Corporate	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,037	(6)	1,031	1,551	(13)	1,538	2,490	(22)	2,468	3,101	(27)	3,074
4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
P&ARP		58	79	124	138
A&T		31	64	83	116
AS&I		(1)	30	33	59
Holdings & Corporate		(7)	(6)	(12)	(11)
Adjusted EBITDA		81	167	228	302
Metal price lag (A)		(25)	(13)	(40)	(31)
Start-up and development costs (B)		(2)	(3)	(4)	(5)
Bowling Green one-time costs related to the acquisition (C)		—	—	—	(6)
Share-based compensation costs		(5)	(4)	(8)	(7)
Losses on pension plan amendments	19	(2)	—	(2)	—
Depreciation, amortization and impairment	13,14	(71)	(60)	(137)	(117)
Restructuring costs	20	(11)	(1)	(11)	(1)
Unrealized gains / (losses) on derivatives	5	43	(14)	(10)	17
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities – net	5	1	(1)	(1)	—
Losses on disposals	5	—	(1)	—	(2)
Other (D)		(10)	(1)	(10)	(1)
(Loss) / income from operations		(1)	69	5	149
Finance costs - net	7	(42)	(43)	(87)	(89)
Share of income of joint-ventures		—	—	—	5
(Loss) / income before income tax		(43)	26	(82)	65
Income tax benefit / (expense)	8	11	(9)	19	(24)
Net (loss) / income		(32)	17	(63)	41

(A)
Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For the six months ended June 30, 2020 and 2019 start-up and development costs included €4 million, and €5 million, respectively, related to new projects in our AS&I operating segment.

(C)	For the six months ended June 30, 2019, Bowling Green one-time costs related to the acquisition included the non-cash reversal of the inventory step-up.

(D)
For the six months ended June 30, 2020 , Other includes €5 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the Covid-19 downturn and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the Covid-19 downturn effects.

4.3 Segment capital expenditures

(in millions of Euros)	Six months ended June 30, 2020	Six months ended June 30, 2019
P&ARP	(38)	(44)
A&T	(24)	(29)
AS&I	(34)	(56)
Holdings & Corporate	(2)	(1)
Capital expenditures	(98)	(130)
4.4 Segment assets
Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At June 30, 2020	At December 31, 2019
P&ARP	1,969	1,951
A&T	818	856
AS&I	716	703
Holdings & Corporate	213	276
Segment assets	3,716	3,786
Deferred income tax assets	222	185
Cash and cash equivalents	378	184
Other financial assets	31	29
Total assets	4,347	4,184

NOTE 5 - OTHER GAINS / (LOSSES) - NET

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Realized losses on derivatives (A)		(32)	(14)	(44)	(28)
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)	4	(5)	—	(5)	—
Unrealized gains / (losses) on derivatives at fair value through profit and loss - net (A)	4	43	(14)	(10)	17
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net	4	1	(1)	(1)	—
Losses on pension plan amendments	19	(2)	—	(2)	—
Losses on disposal	4	—	(1)	—	(2)
Other		—	—	(1)	(1)
Total other gains / (losses) - net		5	(30)	(63)	(14)

(A)
Realized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

(B)
In the period ended June 30, 2020, we determined that a portion of the hedged forecasted sales for the second half of 2020 and 2021, to which hedge accounting is applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Unaudited Interim Consolidated Income Statement and generated a €5 million loss.

NOTE 6 - CURRENCY GAINS / (LOSSES)
Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Included in Revenue	18	(2)	(1)	(5)	(2)
Included in Cost of sales		1	—	1	—
Included in Other gains / (losses) - net		(5)	(1)	(6)	4
Total		(6)	(2)	(10)	2
Realized exchange (losses) / gains on foreign currency derivatives - net	18	(3)	—	(3)	1
Losses reclassified from OCI as a result of hedge accounting discontinuation	18	(5)	—	(5)	—
Unrealized (losses) / gains on foreign currency derivatives - net	18	—	(1)	(2)	1
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		2	(1)	—	—
Total		(6)	(2)	(10)	2
See NOTE 17 - Financial Instruments and NOTE 18 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 7 - FINANCE COSTS - NET

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Interest expense on borrowings (A)	(30)	(30)	(61)	(62)
Expenses on factoring arrangements	(3)	(5)	(6)	(10)
Interest expense on leases	(2)	(4)	(5)	(7)
Realized and unrealized (losses) / gains on debt derivatives at fair value (B)	(7)	(4)	1	5
Realized and unrealized exchange gains / (losses) on financing activities - net (B)	8	6	(3)	—
Interest cost on pension and other benefits	(3)	(4)	(6)	(8)
Other finance expenses	(6)	(2)	(8)	(8)
Capitalized borrowing costs (C)	1	—	1	1
Finance expenses	(42)	(43)	(87)	(89)
Finance costs - net	(42)	(43)	(87)	(89)

(A)
For the six months ended June 30, 2020, the Group incurred mainly (i) €57 million of interest related to Constellium SE Senior Notes and (ii) €3 million of interest expense and fees related to the Muscle Shoals, Bowling Green and Ravenswood ABL Facility (“Pan-U.S. ABL”). For the six months ended June 30, 2019, the Group incurred mainly (i) €58 million of interest related to Constellium SE Senior Notes and (ii) €3 million of interest expense and fees related to the Pan-U.S. ABL.

(B)
The Group hedges the dollar exposure relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Unaudited Interim Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(C)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 6% for the six months ended June 30, 2020 and 2019.
NOTE 8 - INCOME TAX
Income tax benefit / (expense) is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at June 30, 2020 is impacted by non-recurring transactions and subject to country mix effect.
The assessment on net deferred tax assets was reviewed at June 30, 2020 using the same assumptions as the impairment tests in NOTE 13 - Property, Plant and Equipment, and considering changes in tax laws enacted during the six months ended June 30, 2020. This review did not change the assessment made at December 31, 2019.

NOTE 9 - EARNINGS PER SHARE

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(33)	16	(64)	39
Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Weighted average number of ordinary shares used to calculate basic earnings per share	137,901,336	136,700,491	137,903,307	136,344,030
Effect of other dilutive potential ordinary shares (A)	—	3,620,938	—	4,005,235
Weighted average number of ordinary shares used to calculate diluted earnings per share	137,901,336	140,321,429	137,903,307	140,349,265

(A)
For the six months and three months ended June 30, 2020, there were 4,878,787 and 4,880,758, potential ordinary shares that could have a dilutive impact, but were considered antidilutive due to negative earnings, respectively. For the six months and three months ended June 30, 2019, dilutive potential new ordinary shares to be issued were part of share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Basic	(0.24)	0.12	(0.46)	0.29
Diluted	(0.24)	0.11	(0.46)	0.28
NOTE 10 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Cash in bank and on hand	378	184
Total Cash and cash equivalent	378	184
At June 30, 2020, cash in bank and on hand includes a total of €22 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2019, the amount subject to these restrictions was €22 million.

NOTE 11 - TRADE RECEIVABLES AND OTHER
Trade receivables and other are comprised of the following:

	At June 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	389	—	395
Impairment	—	(3)	—	(2)
Total trade receivables - net	—	386	—	393
Income tax receivables	34	9	35	22
Other taxes	—	17	—	35
Contract assets	31	1	16	2
Prepaid expenses	1	20	1	8
Other	8	18	8	14
Total other receivables	74	65	60	81
Total trade receivables and other	74	451	60	474
11.1 Contract assets

	At June 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	14	—	16	—
Other	17	1	—	2
Total Contract assets	31	1	16	2
11.2 Aging
The aging of total trade receivables - net is as follows:

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Not past due	369	380
1 – 30 days past due	15	10
31 – 60 days past due	2	3
61 – 90 days past due	—	—
Greater than 90 days past due	—	—
Total trade receivables - net	386	393
Impairment allowance
Revisions to the impairment allowance arising from changes in estimates are included as either an additional allowance or a reversal. An allowance was recognized for €0.4 million net during the six months ended June 30, 2020 (an allowance of €0.1 million was recognized during the six months ended June 30, 2019).
None of the other amounts included in Other receivables were deemed to be impaired.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

11.3 Currency concentration
The composition of the carrying amounts of total Trade receivables - net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Euro	158	126
U.S. Dollar	203	251
Swiss franc	14	3
Other currencies	11	13
Total trade receivables - net	386	393
11.4 Factoring arrangements
The Group factors trade receivables in France through factoring agreement with a third party for a maximum capacity of €255 million. This agreement matures on December 31, 2023.
The Group factors trade receivables in Germany, Switzerland and Czech Republic through factoring agreements with a third party for a maximum capacity of €150 million. These agreements mature on December 31, 2023. In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer. In addition, Constellium Valais is party to an uncommitted factoring arrangement which provides for the sale of specific customer receivables.
Constellium Automotive USA LLC is party to a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. This agreement matures on December 10, 2020.
Muscle Shoals is party to a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $300 million. This agreement matures on September 30, 2021.
Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9 - Financial Instruments, as the Group retains substantially all the associated risks and rewards.
Under the agreements, at June 30, 2020, the total carrying amount of the original assets factored is €506 million (December 31, 2019: €574 million) of which:

•
€390 million (December 31, 2019: €463 million) have been derecognized from the Unaudited Interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€116 million (December 31, 2019: €111 million) were recognized on the Unaudited Condensed Interim Consolidated Statement of Financial Position.
There was a €7 million debt due to the factors relating to trade account receivables sold at June 30, 2020, and no debt at December 31, 2019.
Covenants
The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.
The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at June 30, 2020 and December 31, 2019.
NOTE 12 - INVENTORIES

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Finished goods	194	203
Work in progress	303	321
Raw materials	99	106
Stores and supplies	77	74
Inventories write-down	(38)	(34)
Total inventories	635	670
Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Unaudited Interim Consolidated Income Statement.
NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2020	19	366	1,451	203	17	2,056
Additions	—	9	36	66	1	112
Disposals	—	—	(2)	—	—	(2)
Depreciation and impairment	—	(14)	(108)	(5)	(5)	(132)
Transfer during the year	2	18	52	(74)	2	—
Effects of changes in foreign exchange rates	—	(1)	—	(2)	—	(3)
Net balance at June 30, 2020	21	378	1,429	188	15	2,031
Cost	37	552	2,488	198	47	3,322
Less accumulated depreciation and impairment	(16)	(174)	(1,059)	(10)	(32)	(1,291)
Net balance at June 30, 2020	21	378	1,429	188	15	2,031
Right of use assets
Right of use have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2020	116	71	3	190
Additions	9	10	1	20
Disposals	(1)	—	—	(1)
Depreciation	(6)	(11)	(1)	(18)
Effects of changes in foreign exchange rates	—	(1)	—	(1)
Net balance at June 30, 2020	118	69	3	190
Cost	142	121	5	268
Less accumulated depreciation and impairment	(24)	(52)	(2)	(78)
Net balance at June 30, 2020	118	69	3	190

The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €6 million and €7 million for the six months ended June 30, 2020 and 2019, respectively.
Impairment tests for property, plant and equipment and intangibles assets (including goodwill)
The Covid-19 downturn, which resulted in a temporary shutdown of some of our plants and is expected to negatively impact our future operating profits and cash flows, was identified as an indicator of impairment for all of Constellium Cash Generating Units (“CGUs”) and group of CGUs at March 31, 2020.
Consequently, in accordance with the accounting policies described in Note 2.6 of the Consolidated Financial Statements, all our CGUs and group of CGUs to which goodwill is allocated were tested for impairment at March 31, 2020.  For the three months ended June 30, 2020, management reviewed the impairment test assumptions and did not identify any indicator of impairment on any of its CGUs except for Nanjing. As a result of these tests, management concluded that no impairment charge was required on any of its CGUs except for Nanjing.
In performing our impairment tests, the following assumptions were factored in:

•	Operating levels of our plants at 50% of capacity on average during three months in 2020,

•	Significant economic downturn in our automotive and aerospace markets in the period 2020 to 2023,

•	Positive impact of counter-measures implemented or planned, including reductions in capital expenditures and costs.

•	The assessment that our strategy, which is grounded notably in the long term competitive advantage of aluminium and the uniqueness of our assets, remained intact despite the Covid-19 downturn.
In June 2020, the main customer of the Nanjing Automotive Structures plant (China) announced a suspension of its operations and a strategic reorganization. As a result, we tested the asset for impairment and recorded an impairment charge of €5 million for the six months ended June 30, 2020.
NOTE 14 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2020	455	21	19	14	14	2	70
Additions	—	—	—	—	3	—	3
Amortization expense	—	(1)	(4)	—	—	—	(5)
Transfer during the year	—	—	1	—	(1)	—	—
Effects of changes in foreign exchange rates	1	—	—	—	—	—	—
Net balance at June 30, 2020	456	20	16	14	16	2	68
Cost	456	86	75	40	17	2	220
Less accumulated depreciation and impairment	—	(66)	(59)	(26)	(1)	—	(152)
Net balance at June 30, 2020	456	20	16	14	16	2	68

NOTE 15 - TRADE PAYABLES AND OTHER

	At June 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	683	—	711
Fixed assets payables	—	29	—	43
Employees' entitlements	—	173	—	171
Taxes payable other than income tax	—	33	—	14
Contract liabilities and other liabilities to customers	5	78	6	54
Other payables	14	7	15	6
Total other	19	320	21	288
Total trade payables and other	19	1,003	21	999
Contract liabilities

	At June 30, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	2	—
Advance payment from customers	1	4	2	5
Unrecognized variable consideration (A)	2	57	2	46
Other	—	17	—	3
Total contract liabilities and other liabilities to customers	5	78	6	54

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds, penalties and price concessions.
For the six months ended June 30, 2020, €14 million of revenue that related to contract liabilities at December 31, 2019 was recognized. Revenue of €25 million generated in the six months ended June 30, 2020 was deferred.

NOTE 16 - BORROWINGS
16.1 Analysis by nature

(in millions of Euros)	At June 30, 2020								At December 31, 2019
	Nominal Value in Currency		Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022)		$—	Floating	3.43%	—	—	—	—	127
Secured U.S. DDTL (due 2022) (A)		$—	Floating	—	—	—	—	—	—
Secured French Loan (due 2025) (B)		€180	Floating	2.50%	180	—	—	180	—
Secured Inventory Based Facility (due 2021)	—		Floating	—	—	—	—	—	—
Senior Unsecured Notes
Constellium SE (Issued May 2014, due 2024)		$400	5.75%	6.26%	357	(3)	3	357	355
Constellium SE (Issued May 2014, due 2021)		€—	4.63%	5.16%	—	—	—	—	200
Constellium SE (Issued February 2017, due 2025)		$650	6.63%	7.13%	580	(9)	13	584	582
Constellium SE (Issued November 2017, due 2026)		$500	5.88%	6.26%	447	(6)	10	451	449
Constellium SE (Issued November 2017, due 2026)		€400	4.25%	4.57%	400	(5)	6	401	400
Constellium SE (Issued June 2020, due 2028) (C)		$325	5.63%	6.05%	290	(6)	—	284	—
Unsecured Revolving Credit Facility (due 2021) (D)	—		Floating	—	—	—	—	—	—
Unsecured Credit facility Switzerland (due 2025) (E)	CHF	20	1.18%	1.18%	18	—	—	18	—
Lease liabilities					190	—	1	191	188
Other loans (F)					68	—	2	70	60
Total Borrowings					2,530	(29)	35	2,536	2,361
Of which non-current								2,434	2,160
Of which current								102	201
Constellium SE Senior Notes are guaranteed by certain subsidiaries.

(A)
On April 24, 2020, Constellium Muscle Shoals, Constellium Rolled Product Ravenswood, LLC and Constellium Bowling Green amended the Pan-U.S. ABL to include a delay-draw term loan (the “U.S. DDTL”) of $166 million.

(B)
On May 13, 2020, one of our French entities entered into a term facility agreement with a syndicate of banks (the “French Loan”), 80% guaranteed by the French State. The French Loan established a fully committed term loan for an aggregate amount up to €180 million, of which €30 million was provided by Bpifrance Financement, a related party. The French Loan will mature no earlier than May 20, 2021, and the Company has the option to extend it for up to five years.

(C)
On June 30, 2020, Constellium SE issued $325 million principal amount of the 5.625% Senior Notes due 2028. Deferred arrangement fees amounted to €6 million on the issuance date. A portion of the net proceeds from the issuance were used to repurchase the remaining €200 million of the 4.625% Constellium SE Senior Unsecured Notes issued in May 2014, due 2021.

(D)	The Unsecured Revolving Credit Facility has a €5 million borrowing base and is provided by Bpifrance Financement, a related party.

(E)
On May 22, 2020, Constellium Valais entered into an uncommitted revolving credit facility for an amount of CHF 20 million, 85% guaranteed by the Swiss state. This facility may be terminated by either party at any time.

(F)	Other loans include €38 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
16.2 Movements in borrowings

(in millions of Euros)	Six months ended June 30, 2020	Year ended December 31,2019
At December 31, prior year	2,361	2,151
IFRS 16 application	—	102
At January 1	2,361	2,253
Cash flows
Proceeds from issuance of Senior Notes (A)	290	—
Repayment of Senior Notes (B)	(200)	(100)
Proceeds from French loan	180	—
Proceeds from Swiss credit facility	18	—
(Repayments) / proceeds from U.S. revolving credit facility and other loans	(124)	109
Payment of deferred financing costs	(6)	—
Lease repayments	(17)	(86)
Non-cash changes
Borrowings assumed through business combination	—	75
Movement in interests accrued or capitalized	(1)	1
New leases and other loans	25	75
Deferred arrangement fees and other	3	5
Effects of changes in foreign exchange rates	7	29
At the end of the period	2,536	2,361

(A)	The proceeds from the Senior Notes issued on June 30, 2020 were €290 million, converted at the issuance date exchange rate of EUR/USD=1.1198.

(B)
On June 30, 2020, the remaining €200 million of the 4.625% Senior Notes due 2021 were redeemed. On August 8, 2019, €100 million of the €300 million outstanding aggregate principal amount of the 4.625% Senior Notes due 2021 were redeemed.

16.3 Currency concentration
The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2020	At December 31, 2019
U.S. Dollar	1,757	1,597
Euro	741	746
Other currencies	38	18
Total borrowings	2,536	2,361
Covenants
The Group was in compliance with all applicable debt covenants at June 30, 2020 and December 31, 2019, and for the six months ended June 30, 2020 and the year ended December 31, 2019.
Constellium SE Senior Notes
The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restrictions on dividends and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.
Pan-U.S. ABL Facility
This facility contains a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.
French Loan
The French loan contains financial covenants that provide that, on semi-annual testing dates beginning June 30, 2021: (i) the net debt leverage shall not exceed a specified ratio and (ii) the interest cover ratio is at least equal to a specified ratio.
The French loan also contains customary terms and conditions, including, among other things, negative covenants, limitation on incurring debt, selling assets, certain corporate transactions and reorganizations, making loans and advances and entering into certain derivative transactions.
NOTE 17 - FINANCIAL INSTRUMENTS
17.1 Financial assets and liabilities by categories

		At June 30, 2020				At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	10	378	—	—	378	184	—	—	184
Trade receivables	11	—	—	386	386	—	—	393	393
Other financial assets		—	31	—	31	—	29	—	29
Total		378	31	386	795	184	29	393	606

		At June 30, 2020				At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	15	712	—	—	712	754	—	—	754
Borrowings	16	2,536	—	—	2,536	2,361	—	—	2,361
Other financial liabilities		—	61	14	75	—	44	14	58
Total		3,248	61	14	3,323	3,115	44	14	3,173
The table below details other financial assets and other financial liabilities positions:

	At June 30, 2020			At December 31, 2019
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	9	22	31	7	22	29
Aluminium and premium future contracts	2	11	13	1	8	9
Energy future contracts	—	—	—	—	—	—
Other future contracts	—	—	—	—	—	—
Currency commercial contracts	7	10	17	5	12	17
Currency net debt derivatives	—	1	1	1	2	3
Other financial assets	9	22	31	7	22	29
Derivatives	30	45	75	23	35	58
Aluminium and premium future contracts	9	19	28	4	10	14
Energy future contracts	—	—	—	—	1	1
Other future contracts	1	4	5	2	4	6
Currency commercial contracts	15	21	36	12	16	28
Currency net debt derivatives	5	1	6	5	4	9
Other financial liabilities	30	45	75	23	35	58
17.2 Fair values
All derivatives are presented at fair value in the Unaudited Condensed Interim Consolidated Statement of Financial Position.
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair value of Constellium SE Senior Notes issued in May 2014, February 2017, November 2017 and June 2020 account for 100.5%, 101.6%, 99.7% and 99.8% respectively of the nominal value and amount to €359 million, €589 million, €844 million and €289 million respectively, at June 30, 2020. The fair value was classified as a Level 1 measurement under the fair value hierarchy provided by IFRS 13 - Fair Value Measurement.
The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.
17.3 Valuation hierarchy
The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.

•
Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives;

•
Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2020				At December 31, 2019
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	12	19	—	31	8	21	—	29
Other financial liabilities - derivatives	30	45	—	75	19	39	—	58
There was no transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2020 and the year ended December 31, 2019.
NOTE 18 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.
18.1 Market risk
In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $109 million, at June 30, 2020 ($233 million at December 31, 2019), and maturities from 2020 to 2022. In May 2020, the Group signed a new contract with the same major customer and entered into foreign exchange derivatives that were designated for hedge accounting, with total nominal amount of $255 million at June 30, 2020, maturing from 2022 to 2025.
For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) - net.

The table below details the effect of foreign currency derivatives in the Unaudited Interim Consolidated Income Statement and the Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss):

(in millions of Euros)	Notes	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) - net
Realized gains on foreign currency derivatives - net	6	—	1	2	3
Unrealized (losses) / gains on foreign currency derivatives - net (A)	6	(1)	(1)	(2)	1
Derivatives that qualify for hedge accounting
Included in Revenue
Realized losses on foreign currency derivatives - net	6	(3)	(1)	(5)	(2)
Unrealized gains on foreign currency derivatives - net	6	1	—	—	—
Included in Other gains / (losses) - net
Losses reclassified from OCI as a result of hedge accounting discontinuation (B)	6	(5)	—	(5)	—
Included in Other comprehensive income / (loss)			—
Unrealized gains / (losses) on foreign currency derivatives - net		2	1	(6)	(7)
Gains reclassified from cash flow hedge reserve to the Unaudited Interim Consolidated Income Statement		3	1	6	2

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.

(B)
In the period ended June 30, 2020, we determined that a portion of the hedged forecasted sales for the second half of 2020 and 2021, to which hedge accounting is applied, was no longer expected to occur. As a result, the fair value of the related derivatives accumulated in equity was reclassified in the Unaudited Interim Consolidated Income Statement and generated a €5 million loss.

Translation exposures
Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis (except as described below).
In June 2018, the Group entered into forward contracts with nominal amount of CHF 174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. The loss of the net investment hedge realized in 2019 was included in Currency translation differences within Other comprehensive income for €3 million.
18.3 Liquidity and capital risk management
The liquidity requirements of the overall Company are funded by drawing on available cash and credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.
At June 30, 2020, the borrowing base was $322 million for the Pan-U.S. ABL, $166 million for the U.S. DDTL , and €78 million for the French Inventory Based Facility. After the deduction of amounts drawn and letters of credit, the Group had €506 million of outstanding availability under these facilities at June 30, 2020.
At December 31, 2019, the borrowing base for the Pan-U.S. ABL and the French Inventory Based Facility were $375 million and €82 million, respectively. After the deduction of amounts drawn and letters of credit, the Group had €281 million of outstanding availability under these facilities at December 31, 2019.

At June 30, 2020, liquidity was €949 million, comprised of €378 million of cash and cash equivalents and €571 million of available undrawn facilities, including the €506 million described above.
At December 31, 2019, liquidity was €516 million, comprised of €184 million of cash and cash equivalents and €332 million of available undrawn facilities, including the €281 million described above.
NOTE 19 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
19.1 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2020.

	At June 30, 2020	At December 31, 2019
Switzerland	0.20%	0.15%
US
Hourly pension	2.70% - 2.85%	3.15% - 3.25%
Salaried pension	2.75%	3.25%
OPEB	2.70% - 3.00%	3.20% - 3.40%
Other benefits	2.45% - 2.75%	3.00% - 3.20%
France
Retirements	0.95%	0.95%
Other benefits	0.85%	0.80%
Germany	1.05%	1.00%
19.2 Amounts recognized in the Unaudited Interim Consolidated Statement of Financial Position

	At June 30, 2020			At December 31, 2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	789	—	789	768	—	768
Fair value of plan assets	(435)	—	(435)	(445)	—	(445)
Deficit of funded plans	354	—	354	323	—	323
Present value of unfunded obligation	131	230	361	127	220	347
Net liability arising from defined benefit obligation	485	230	715	450	220	670
19.3 Amounts recognized in the Unaudited Interim Consolidated Income Statement

	Three months ended June 30, 2020			Three months ended June 30, 2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(5)	(1)	(6)	(5)	(1)	(6)
Past service cost	—	(2)	(2)	—	—	—
Net interest	(2)	(1)	(3)	(2)	(2)	(4)
Immediate recognition of gains / (losses) arising over the period	—	(1)	(1)	—	(2)	(2)
Administration expenses	(1)	—	(1)	—	—	—
Total	(8)	(5)	(13)	(7)	(5)	(12)

	Six months ended June 30, 2020			Six months ended June 30, 2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(11)	(3)	(14)	(9)	(3)	(12)
Past service cost	—	(2)	(2)	—	—	—
Net interest	(3)	(3)	(6)	(4)	(4)	(8)
Immediate recognition of gains / (losses) arising over the period	—	—	—	—	(2)	(2)
Administration expenses	(1)	—	(1)	(1)	—	(1)
Total	(15)	(8)	(23)	(14)	(9)	(23)
19.4 Movement in net defined benefit obligations

	At June 30, 2020
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2020	895	220	1,115	(445)	670
Included in the Unaudited Interim Consolidated Income Statement
Current service cost	11	3	14	—	14
Interest cost / (income)	7	3	10	(4)	6
Past service cost	—	2	2	—	2
Immediate recognition of gains / (losses) arising over the year	—	—	—	—	—
Administration expenses	—	—	—	1	1
Included in the Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	13	13
—changes in financial assumptions	16	11	27	—	27
—changes in demographic assumptions	—	—	—	—	—
—experience losses	1	(1)	—	—	—
Effects of changes in foreign exchange rates	6	1	7	(5)	2
Included in the Unaudited Interim Consolidated Statement of Cash Flows
Benefits paid	(18)	(9)	(27)	17	(10)
Contributions by the Group	—	—	—	(10)	(10)
Contributions by the plan participants	2	—	2	(2)	—
At June 30, 2020	920	230	1,150	(435)	715
Ravenswood OPEB disputes
In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, which was lowered by €3 million in 2019 and €2 million in the second quarter of 2020, to reflect delays in the estimated implementation timetable. The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB Amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC ("Ravenswood") in a federal district court in West Virginia (the “Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion to vacate this decision, which was denied in June 2020. The Group intends to vigorously defend this case as it believes it has a strong legal position and it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.
Additionally, during 2019, the Union filed a grievance disputing the existing limitation of Ravenswood’s liability for the healthcare costs of pre-Medicare retirees. This matter is scheduled to be arbitrated in the coming months and the Group believes it is without merit and intends to defend it vigorously.
19.5 Net defined benefit obligations by country

	At June 30, 2020			At December 31, 2019
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	164	(3)	161	161	(3)	158
Germany	140	(1)	139	144	(1)	143
Switzerland	303	(213)	90	299	(214)	85
United States	542	(218)	324	510	(227)	283
Other countries	1	—	1	1	—	1
Total	1,150	(435)	715	1,115	(445)	670
NOTE 20 - PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2020		90	4	28	122
Allowance		—	11	2	13
Amounts used		—	(5)	—	(5)
Unused amounts reversed		—	—	(4)	(4)
Unwinding of discounts		1	—	—	1
Effects of changes in foreign exchange rates		1	—	—	1
At June 30, 2020		92	10	26	128
Current		7	9	13	29
Non-Current		85	1	13	99
Total Provisions		92	10	26	128
Restructuring costs
For the six months ended June 30, 2020, restructuring costs amounted to €11 million and included mostly allowance of provisions associated with headcount reductions in Europe and in the U.S.

Legal claims and other costs

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Litigation	19	21
Disease claims	4	4
Other	3	3
Total Provisions for legal claims and other costs	26	28
Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.
The Group was subject to an arbitration by a customer claiming that Constellium had supplied defective products as a result of which the customer alleged it had suffered significant damages. The Group considered that this claim was without merit on both technical and legal grounds and believed it was not probable that the claim would result in a loss. This matter was satisfactorily resolved during the three months ended June 30, 2020.
NOTE 21 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €25 million and €33 million for the six months ended June 30, 2020, and 2019, respectively. These leases and financings are excluded from the Unaudited interim Statement of Cash Flow as they are non-cash investing transactions.
The fair value of vested Restricted Stock Units and Performance Stock Units was zero for the six months ended June 30, 2020, and amounted to €4 million for the six months ended June 30, 2019. They are excluded from the Unaudited Interim Statement of Cash Flows as non-cash financing activities.
NOTE 22 - SHARE CAPITAL
At June 30, 2020, the share capital amounted to €2,758,440.64, divided into 137,922,032 ordinary shares, each with a nominal value of two cents, fully paid-up and of the same class. All shares have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2020	137,867,418	3	420
New shares issued	54,614	—	—
At June 30, 2020	137,922,032	3	420

NOTE 23 - SHARE-BASED COMPENSATION
Description of plans granted
Performance-Based Restricted Stock Units (equity-settled)
In April 2020, the Company granted Performance Stock Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years); and

•
A performance condition, contingent on the Total Stockholder Return (TSR) performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.

The following table lists the inputs to the model used for the PSUs granted in April 2020:

Six months ended June 30, 2020
Fair value at grant date (in euros)	6.65
Share price at grant date (in euros)	4.64
Dividend yield	—
Expected volatility (A)	63%
Risk-free interest rate (US government bond yield)	0.36%
Model used	Monte Carlo
Restricted Stock Units Award Agreements (equity-settled)
During the six months ended June 30, 2020, the Company granted Restricted Stock Units (RSUs) to a certain number of employees subject to the beneficiaries remaining continuously employed within the Group from the grant date through the end of the vesting period. Vesting period is three years.
The fair value of RSUs awarded under the plan described above is the quoted market price at grant date.
Expense recognized during the year
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares amounted to €8 million and €7 million for the six months ended June 30, 2020, and June 30, 2019, respectively.
Movement of potential shares
The following table illustrates the number and movements in potential shares:

	Performance Share Units (PSUs)	Restricted Stock Units (RSUs)	Equity Award Plans	Total Potential Shares
At December 31, 2019	2,519,294	2,066,503	79,526	4,665,323
Granted (A)	1,049,839	910,047	—	1,959,886
Vested	—	(8,000)	(46,614)	(54,614)
Forfeited (B)	(46,306)	(50,931)	—	(97,237)
At June 30, 2020	3,522,827	2,917,619	32,912	6,473,358

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.

(B)	For potential shares related to PSUs, 46,306 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
NOTE 24 - COVID-19-RELATED GOVERNMENT ASSISTANCE
In the period ended June 30, 2020, the Group received government assistance in various forms, including government-guaranteed facilities in France, Germany, and Switzerland (see NOTE 16 - Borrowings and NOTE 25 - Subsequent Events), as well as subsidies to compensate for the cost of employees furloughed as a result of the Covid-19 downturn in various jurisdictions. These subsidies were recognized where there was reasonable assurance that they would be received and all attached conditions would be complied with. For the six months ended June 30, 2020, Covid-19-related subsidies in the amount of €14 million were accounted for as a deduction of employee costs.
NOTE 25 - SUBSEQUENT EVENTS
On July 15, 2020, Constellium Singen GmbH and Constellium Singen Rolled Products entered into two credit facilities 80% guaranteed by the German State, for a total amount of €50 million.